# I am a Go Girl! That means I...

## Say Yes!





I am ready for anything.

I say yes to keep the fun going.

I say no to keep myself safe.



## GO GIRLS!

**#TakeCenterStage**

# I am a Go Girl! That means I...

## Give & Take



I give to others and I am happy.

I take in the good and I am healthy.



# GO GIRLS!
## #TakeCenterStage

I am a Go Girl! and I belong.

# I am a Go Girl! That means I...

# Make Mistakes



**I am not perfect.**

**I celebrate myself for learning and trying.**

**I get to grow and change.**

## GO GIRLS!

**#TakeCenterStage**

# I am a Go Girl! That means I...

# Feel My Feelings



I feel happy & angry & everything in between.

I can act calm even when I'm not.

I am just right as I am.



## GO GIRLS!

### #TakeCenterStage

# I am a Go Girl! That means I...

## Take Center Stage



I make bold & brave choices.

I have the power of my voice, body & imagination.

I am part of the whole play.



#TakeCenterStage